[Wunderlich Securities, Inc. Letterhead]

July 22, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          Riverview Bancorp, Inc., Vancouver, Washington
Registration Statement on Form S-1 (Commission File No. 333-162621)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Riverview Bancorp, Inc. in requesting the above-referenced Registration Statement on Form S-1 be declared effective on Tuesday, July 27, 2010, or as soon thereafter as practicable.

Sincerely,

/s/J. Wesley Grace

cc:           Michael Clampitt, Esquire, Division of Corporation Finance, Securities and Exchange
     Commission
Allicia Lam, Staff, Esquire, Division of Corporation Finance, Securities and Exchange
     Commission